Exhibit 99.1

ALLERGAN ANNOUNCES R&D PIPELINE UPDATE AND U.S. FDA APPROVAL

Company to Host Conference Call Today, Monday, June 30th at 10:30 AM ET

--Announces Positive Phase 2 Data for Abicipar Pegol (Anti-VEGF DARPin®)

and Advances to Phase 3 Trials--

--Advances Bimatoprost Sustained-Release Implant for Glaucoma to Phase 3 Trials--

--Receives FDA Approval for OZURDEX® (dexamethasone intravitreal implant) 0.7 mg as Treatment

Option for Diabetic Macular Edema (DME) in Certain Patients--

--Receives Complete Response Letter for SEMPRANA™ (dihydroergotamine) Inhalation Aerosol--

(IRVINE, Calif., June 30, 2014) — Allergan, Inc. (NYSE: AGN) (“Allergan” or the “Company”) today announced updates on three of the Company’s key R&D pipeline programs, including abicipar pegol (Anti-VEGF DARPin®), bimatoprost sustained-release implant for glaucoma and SEMPRANA™ (dihydroergotamine) inhalation aerosol (formerly referred to as LEVADEX®). In addition, Allergan announced that it has received approval from the U.S. Food and Drug Administration (FDA) for OZURDEX® (dexamethasone intravitreal implant) 0.7 mg as a treatment option for diabetic macular edema (DME) in adult patients who have an artificial lens implant (pseudophakic) or who are scheduled for cataract surgery (phakic).

“Allergan has a long track record of delivering stockholder value by efficiently investing in R&D to provide important new treatment options to address unmet patient needs,” said David E.I. Pyott, Chairman and Chief Executive Officer, Allergan. “As a company that is well-known for industry leading R&D and innovation, we are pleased to announce the FDA approval of OZURDEX®, which marks our 12th FDA approval since 2010. In addition, we are pleased to share updates on several of our key R&D pipeline programs including abicipar pegol (Anti-VEGF DARPin®), which has been recognized as the most important value driver in our pipeline. With one of the most productive R&D pipelines in the industry, we are committed to advancing our R&D programs as we continue to deliver a steady stream of new treatments across the five specialty areas of our broad and balanced portfolio.”

Anti-VEGF DARPin®

Allergan has completed the topline analysis of data from the Company’s Stage 3, Phase 2 study of abicipar pegol (Anti-VEGF DARPin®) in neovascular, or “wet,” age-related macular degeneration (AMD). These data along with data from previous studies were reviewed with the FDA at an end of a Phase 2 meeting where the FDA supported Allergan’s decision to advance abicipar pegol to Phase 3 clinical trials and agreed with the proposed Phase 3 study plan.

The abicipar pegol Stage 3, Phase 2 study was designed to, in addition to assessing safety and efficacy, determine the appropriate dose of abicipar pegol that would provide equal or better visual acuity improvement but require less frequent injections than ranibizumab (LUCENTIS®). In the double-masked trial, a total of 64 patients were randomized to abicipar pegol 1mg (n=25), abicipar pegol 2mg (n=23) or ranibizumab 0.5mg (n=16) and were followed for 20 weeks. All patients received doses at the start of the trial and at 4 and 8 weeks. Patients in the ranibizumab arm of the study received additional doses at 12 and 16 weeks. Patients who were treated with either dose of abicipar pegol received sham injections at 12 and 16 weeks. Patients in all arms of the study were well matched for demographics and baseline characteristics.

The analysis of the topline data showed that after 16 weeks, mean visual acuity improvement from baseline was 8.2 letters for abicipar pegol 2mg, 6.3 letters for abicipar pegol 1mg, and 5.3 letters for ranibizumab. After 20 weeks, (12 weeks after the last abicipar injection and 4 weeks after the last ranibizumab injection) mean visual acuity improvement from baseline was 9.0 letters for abicipar pegol 2mg, 7.1 letters for abicipar pegol 1mg, and 4.7 letters for ranibizumab. In addition, Optical Coherence Tomography (OCT) data was supportive of the visual acuity data. Although the study was not powered to show statistically significant differences between treatment groups, and further data will be completed and submitted to the FDA, these data suggest that abicipar at the 2mg dose is at least as effective as monthly ranibizumab with a longer duration of action.

There were no serious adverse events reported in any study group. Two patients in the abicipar pegol 2mg arm and three patients in the abicipar pegol 1mg group experienced ocular inflammation adverse events. The complete data from the Stage 3, Phase 2 study will be presented at a retina meeting in the second half of 2014.

Allergan has been working to enhance the manufacturing process for abicipar pegol and will initiate Phase 3 studies in the second quarter of 2015, when material from the new manufacturing process is available. In the phase 3 program, Allergan will compare abicipar 2mg dosed every 8 weeks, abicipar 2mg dosed every 12 weeks and ranibizumab dosed every 4 weeks. All patients in the phase 3 program will receive three loading doses of drug.

Bimatoprost Sustained-Release Implant

Allergan has reviewed data from its Phase 2 clinical trials of bimatoprost sustained-release implant for the treatment of elevated intraocular pressure and glaucoma. Patients in this trial received a bimatoprost sustained-release implant in one eye and topical bimatoprost in the contralateral eye. The data suggests that bimatoprost sustained-release implant efficacy is comparable to daily topical bimatoprost with duration of 4-6 months.

Allergan has shared the bimatoprost sustained-release implant data with the FDA and the FDA is supportive of the company’s decision to advance to Phase 3 clinical trials. The Phase 3 clinical trials will be initiated by the end of 2014. If approved, the bimatoprost sustained-release implant may have the potential to change the treatment paradigm for patients who currently rely on daily topical eye drops to treat their condition.

OZURDEX® (dexamethasone intravitreal implant) 0.7 mg

Allergan has received approval from the FDA for OZURDEX® as a new treatment option for diabetic macular edema (DME) in adult patients who have an artificial lens implant (pseudophakic) or who are scheduled for cataract surgery (phakic). OZURDEX® is a sustained-release biodegradable steroid implant that demonstrated long-term efficacy without the need for monthly injections.1

DME currently impacts more than 560,000 Americans.2 It is an eye condition that can occur in people with diabetes (types 1 and 2) and causes fluid to leak into the part of the eye where focusing occurs (macula), causing blurred vision, vision loss and eventual blindness.3 The OZURDEX® implant uses the proprietary and innovative NOVADUR® solid polymer delivery system – a biodegradable implant that releases medicine over an extended period of time – to suppress inflammation, which plays a key role in the development of DME.1

“The approval of OZURDEX® for certain patients with DME further strengthens Allergan’s leadership position in ophthalmology and the retina subspecialty,” said Scott M. Whitcup, M.D., Executive Vice President, Research and Development and Chief Scientific Officer, Allergan. “In addition to receiving this important FDA approval, we are also pleased that two of our innovative pipeline programs are advancing to Phase 3 clinical development. These therapies involve novel molecules or innovative drug delivery systems which may help to improve patient outcomes.”

SEMPRANA™ (dihydroergotamine), formerly LEVADEX®

Allergan has received a Complete Response Letter (CRL) from the FDA to its New Drug Application (NDA) for SEMPRANA™ (dihydroergotamine), formerly referred to as LEVADEX®, which is being developed as an acute treatment of migraine in adults. In the CRL, the FDA acknowledged that Allergan has made improvements in the canister filling process.

The two specific items listed in the CRL are related to specifications around content uniformity on the improved canister filling process and on standards for device actuation. There were no issues related to the clinical safety and efficacy of the product and Allergan received draft labeling from the FDA for the product in June 2013. Allergan plans to meet with the FDA and will work to fully address these issues to the satisfaction of the FDA. The Company estimates that the next FDA action will occur by the end of the second quarter of 2015.

Important Information

Allergan is committed to a full development program to maximize the potential of abicipar pegol (Anti-VEGF DARPin®) and bimatoprost sustained-release implant and has an extensive track record in ophthalmology R&D and in bringing multi-billion dollar products to market. For additional detail about Allergan’s unique capabilities and market information, please see information which was filed on a Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) and is posted to www.allergan.com. Allergan will file an additional Form 8-K with the SEC following the conference call to provide context regarding the actual value of the recent proposal by Valeant Pharmaceuticals International, Inc. to offer a Contingent Value Right (CVR) relating to potential sales of abicipar pegol. This information will also be posted to www.allergan.com.

Allergan will host a telephone conference call and a Webcast on Monday, June 30, 2014 to discuss key R&D pipeline programs. You may participate in this call by dialing 1-888-790-1916 for domestic locations or 1-517-319-9297 for international locations. A passcode, Allergan, will be required. David Pyott, Chairman of the Board and Chief Executive Officer, Jeff Edwards, Executive Vice President, Finance and Business Development, Chief Financial Officer, and Dr. Scott Whitcup, Executive Vice

President, Research and Development, Chief Scientific Officer, will provide an update on key R&D pipeline programs beginning promptly at 7:30 a.m. Pacific Time (10:30 a.m. Eastern Time) before answering questions. The live Webcast can be accessed through the Allergan Website, www.allergan.com, beginning at 7:15 a.m. Pacific Time (10:15 a.m. Eastern Time).

A replay of the discussion will be available shortly after the call and can be accessed through www.allergan.com, or by dialing 1-866-479-2457 for domestic locations or 1-203-369-1532 for international locations. A passcode will not be required. The replay will be available for one week following the live call.

FDA Approved Uses for OZURDEX® (dexamethasone intravitreal implant) 0.7 mg

OZURDEX® (dexamethasone intravitreal implant) is a prescription medicine that is an implant injected into the eye (vitreous) and used:

•	To treat adults with swelling of the macula (macular edema) following branch retinal vein occlusion (BRVO) or central retinal vein occlusion (CRVO)
•	To treat adults with non-infectious inflammation of the uvea (uveitis) affecting the back segment of the eye
•	To treat adults with diabetic macular edema who have an artificial lens implant (pseudophakic) or who are scheduled for cataract surgery (phakic).

IMPORTANT SAFETY INFORMATION

OZURDEX® should not be used if you have any infections or diseases in the eye, or surrounding eye area, including most viral diseases of the cornea and conjunctiva, including active herpes viral infection of the eye, vaccinia, varicella, mycobacterial infections, and fungal diseases.

OZURDEX® should not be used if you have advanced glaucoma.

OZURDEX® should not be used if you have a posterior lens capsule that is not intact.

You should not use OZURDEX® if you are allergic to any of its ingredients.

Injections into the vitreous in the eye, including those with OZURDEX®, are associated with serious eye infection (endophthalmitis), eye inflammation, increased eye pressure, and retinal detachments. Your eye doctor may monitor you regularly after the injection.

Use of corticosteroids may produce posterior subcapsular cataracts, increased eye pressure, glaucoma, and may increase the establishment of secondary eye infections due to bacteria, fungi, or viruses. Let your doctor know if you have a history of ocular herpes simplex.

There may be a risk of the implant moving into the front chamber of the eye if you had the posterior capsule of the lens removed or if you have a tear in the capsule.

The most common side effects reported in patients for retinal vein occlusion and uveitis include: increased eye pressure, conjunctival blood spot, eye pain, eye redness, ocular hypertension, cataract, vitreous detachment, and headache.

The most common side effects reported in patients with diabetic macular edema include: cataract, increased eye pressure, conjunctival blood spot, reduced vision, inflammation of the conjunctiva, specks that float in the field of vision, swelling of the conjunctiva, dry eye, vitreous detachment, vitreous opacities, retinal aneurysm, foreign body sensation, corneal erosion, inflammation of the cornea, anterior chamber inflammation, retinal tear, drooping eyelid and high blood pressure.

After repeated injections with OZURDEX®, a cataract may occur. If this occurs, your vision will decrease and you will need an operation to remove the cataract and restore your vision. You may develop increased eye pressure with OZURDEX® that will need to be managed with eye drops, and rarely, with surgery.

In the days following injection with OZURDEX®, you may be at risk for potential complications including in particular, but not limited to, the development of serious eye infection or increased eye pressure. If your eye becomes red, sensitive to light, painful, or develops a change in vision, you should seek immediate care from your eye doctor. You may experience temporary visual blurring after receiving an injection and should not drive or use machinery until your vision has resolved.

Please click here for full Prescribing Information.

ABOUT ALLERGAN, INC.

Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover the best of science and develop and deliver innovative and meaningful treatments to help people reach their life’s potential. Today, we have approximately 11,600 highly dedicated and talented employees, global marketing and sales capabilities with a presence in more than 100 countries, a rich and ever-evolving portfolio of pharmaceuticals, biologics, medical devices and over-the-counter consumer products, and state-of-the-art resources in R&D, manufacturing and safety surveillance that help millions of patients see more clearly, move more freely and express themselves more fully. From our beginnings as an eye care company to our focus today on several medical specialties, including eye care, neurosciences, medical aesthetics, medical dermatology, breast aesthetics, and urologics, Allergan is proud to celebrate more than 60 years of medical advances and proud to support the patients and customers who rely on our products and the employees and communities in which we live and work. For more information regarding Allergan, go to: www.allergan.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements by Mr. Pyott and Dr. Whitcup, and other statements regarding updates on Allergan’s R&D pipeline programs. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Allergan’s expectations and projections. Risks and uncertainties include, among other things, general industry and medical device market conditions; challenges related to achieving regulatory approval from the FDA on a timely and cost-efficient manner; technological advances and patents attained by competitors; inconsistency of treatment results among patients; potential difficulties in manufacturing; challenges related to new product marketing, such as the unpredictability or market acceptance for new products and/or the acceptance of new indications for such products; and governmental laws and regulations affecting domestic and foreign operations. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information concerning these and other risks can be found in press releases issued by Allergan, as well as Allergan’s public filings with the SEC, including the discussion under the heading “Risk Factors” in Allergan’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. Copies of Allergan’s press releases and additional information about Allergan are available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 1-714-246-4636.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a preliminary solicitation statement with the SEC on June 16, 2014 and intends to file a definitive solicitation statement with the SEC. Any definitive solicitation statement will be mailed to stockholders of the Company. INVESTORS AND STOCKHOLDERS OF ALLERGAN ARE ENCOURAGED TO READ THESE AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents as they become available and any other documents filed with the SEC by the Company at the SEC’s website at www.sec.gov. In addition, copies will also be available at no charge at the Investors section of the Company’s website at www.allergan.com. Copies of these materials may also be requested from Allergan’s information agent, Innisfree M&A Incorporated, toll-free at 877-800-5187.

The Company, its directors and certain of its officers and employees are participants in solicitations of Company stockholders. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, filed with the SEC on

March 26, 2014, as supplemented by the proxy information filed with the SEC on April 22, 2014. Additional information can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 25, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 7, 2014. To the extent holdings of the Company’s securities have changed since the amounts printed in the proxy statement for the 2014 annual meeting of stockholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC.

Allergan Contacts

Bonnie Jacobs, 856-912-9965; 714-246-5134; Jacobs_Bonnie@allergan.com (media)

Cathy Taylor, 949-293-4453; 714-246-5551; Taylor_Cathy@allergan.com (media)

Jim Hindman, 714-246-4636 (investors)

Joann Bradley, 714-246-4766 (investors)

David Nakasone, 714-246-6376 (investors)

© 2014 Allergan, Inc. Irvine, CA 92612. ® marks and ™ owned by Allergan, Inc. All rights reserved.

SEMPRANA is a registered trademark of Map Pharmaceuticals, Inc., a wholly-owned subsidiary of Allergan, Inc.

LUCENTIS is a registered trademark of Genentech, a member of the Roche Group

DARPin is a registered trademark of Molecular Partners AG

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1 2014 OZURDEX® Prescribing Information

2 Bressler, NM, Varma R, Doan Q, et al. Prevalence of Visual Impairment from Diabetic Macular Edema and Relationship to Eye Care from the 2005 - 2008 National Health and Nutrition Examination Survey (NHANES). Retina Society 45th Annual Scientific Meetings, Washington, DC. October 4-7, 2012.

3 Chen E, Looman M, Laouri M, Gallagher M, Van Nuys K, Lakdawall D, et al. Burden of illness on diabetic macular edema: literature review. Curr Med Res Opin. 2010;26:1587-1597.